Exhibit 99.1

Fortuna issues 2020 production and cost guidance

Vancouver, February 20, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide 2020 production, cost, and capital expenditures guidance for its mining operations in Latin America.

2020 Consolidated Production and Cash Cost Guidance

Mine	Silver	Gold	Lead	Zinc	Cash Cost (US$/t)	AISC[1]
	(Moz)	(koz)	(Mlbs)	(Mlbs)
Silver						(US$/oz Ag Eq)
San Jose, Mexico	6.6 - 7.3	41 - 45	--	--	65.6 - 72.5	9.6 - 11.7
Caylloma, Peru	0.9 - 1.0	--	27.2 - 30.1	44.0 - 48.6	81.4 - 89.9	14.8 - 18.1
Gold						(US$/oz Au)
Lindero[2,3], Argentina	--	60 - 80	--	--	10.2 - 11.4	520 - 620
Consolidated Total	7.5 - 8.3	101 - 125	27.2 - 30.1	44.0 - 48.6

Notes:

1.	All-in sustaining cost (AISC) is a non-GAAP financial measure, refer to Forward-looking Statements regarding non-GAAP financial measures at the end of this news release; AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker’s participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,450/oz Au, US$17/oz Ag, US$2,100/t Pb, and US$2,500/t Zn
2.	Lindero’s production and cost guidance is based on the updated construction and commissioning schedule, as detailed in Fortuna’s news release dated February 13, 2020, with ore to be placed on the leach pad and first doré pour scheduled in the second quarter of 2020. Any material changes to the construction or commissioning schedule may have a material impact on Lindero’s production and cost guidance
3.	Lindero’s all-in sustaining cost is based on commercial production and includes an export duty of 5% of revenue
4.	Totals may not add due to rounding

2020 Guidance Highlights

San Jose Mine, Mexico

At the San Jose Mine, the operation plans to process 1,062,000 tonnes averaging 223 g/t Ag and 1.39 g/t Au. Capital investment is estimated at US$17.1 million; including US$12.2 million for sustaining capital expenditures and US$4.9 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

▪	Dry stack expansion:	US$2.4 million
▪	Mine development:	US$4.8 million
▪	Equipment and infrastructure:	US$2.0 million

Caylloma Mine, Peru

At the Caylloma Mine, the operation plans to process 534,000 tonnes averaging 67 g/t Ag, 2.81% Pb and 4.46% Zn. Capital investments are estimated at US$12.9 million; including US$10.8 million for sustaining capital expenditures and US$2.1 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

▪	Mine development:	US$5.0 million
▪	Equipment and Infrastructure:	US$5.7 million

Lindero Mine, Argentina

At the Lindero Mine, the operation plans to place on the leach pad between 3.1 and 3.7 million tonnes averaging 1.02 g/t Au, containing between 100,000 to 125,000 ounces of gold, of which 60,000 to 80,000 ounces of gold are expected to be produced as gold doré in the year. Estimated gold doré production for 2020 is consistent with the first twelve month commercial production plan of 145,000 to 160,000 ounces as previously projected for Lindero (refer to Fortuna news release dated April 4, 2019).

Sustaining capital investments are estimated at US$3.3 million related to equipment and infrastructure.

Brownfields Exploration Outlook

San Jose Mine, Mexico

The Brownfields exploration program budget for 2020 at the San Jose Mine is US$4.9 million, which includes 17,600 meters of diamond drilling and 500 meters of underground development for drilling access, platforms and services. Underground exploration drilling will focus on the shallow, north extension of the Trinidad vein and the sub-parallel Victoria mineralized zone, while surface drilling will test two new targets to the south of the mine.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2020 at the Caylloma Mine is US$2.1 million, which includes 9,500 meters of diamond drilling. Surface drilling will focus on the extensions of three ore shoots along the Animas vein and the possible extension of mineral resources along the San Cristobal silver vein located to the north of the mine.

Lindero Mine, Argentina

The Brownfields exploration program budget for 2020 at the Lindero Mine is US$320,000, which includes 1,000 meters of drilling on the Arizaro target located 3.5 kilometers to the southeast of the mine. The drilling will test for additional mineralization that could potentially contribute to Lindero’s future production.

Greenfields Exploration Outlook

Active reconnaissance exploration programs and evaluations of possible acquisitions in Mexico, Argentina and select other jurisdictions will continue throughout 2020.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; future operating performance such as the Company´s production forecasts for gold silver and other metals; future costs forecasts and future production plans; estimated production rates for gold, silver and other metals produced by the Company; the prices of gold, silver and other materials; the sufficiency of the Company’s working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; timing of production, production levels and the cash costs and total costs of production at the Caylloma mine, the San Jose mine and the Lindero mine; planned development activities for 2020 at Lindero, including the commissioning of the processing facilities; planned preparations for operations at Lindero, including expected timing of the placement of first ore on the leach pad and the first doré pour at the Lindero mine in the second quarter of 2020, the mining rate, stock piling of ore prior to first production; targeted timing for production and commercial production at Lindero; the expected production costs, economics, grade and other operating parameters at Lindero; planned production at Lindero in 2020; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, concentrate or other products produced by the Company; the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “expected”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; uncertainty of production, development plans and cost estimates for the Caylloma mine, the San Jose mine and the Lindero mine; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; market risks related to the sale of the Company’s concentrates and metals; future development risks, including start-up delays and cost overruns at Lindero; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to replace mineral reserves; changes to current estimates of mineral reserves and resources; changes to production estimates; the Company’s ability to obtain adequate financing for further exploration and development programs and opportunities; governmental and other approvals; recoverability of value added tax and significant delays in the Company’s collection process; claims and legal proceedings, including adverse rulings in litigation against the Company; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as all-in sustaining cash cost; cash cost per tonne of processed ore. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.